Exhibit 99.1

NeoGames Shareholders Approve Business Combination Agreement with Aristocrat Leisure

Luxembourg – July 18, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today that its shareholders have approved the adoption of the previously announced Business Combination Agreement by and among Aristocrat Leisure Limited (ASX: ALL) (“Parent”), Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, and the statutory continuation of the Company from Luxembourg to the Cayman Islands (the “Continuation”). Approximately 86% of the Company's outstanding shares were voted, with over 99% of votes cast in favor of all proposals. This shareholder approval is the first of two shareholder approvals required to effect the proposed acquisition of NeoGames by Aristocrat.

The Continuation is subject to satisfaction of certain conditions, including receipt of all required gaming, antitrust and foreign investment regulatory approvals.

Completion of the proposed acquisition will occur by way of the merger of Merger Sub with and into the Company, which will take place following the Continuation and the satisfaction of certain closing conditions, including approval by the Company’s shareholders holding at least 66.7% of the shares entitled to vote and present or represented at a second shareholder meeting.

This approval represents one of the substantial milestones towards completing the proposed acquisition.

Aristocrat and NeoGames are working together to progress the steps required to complete the proposed acquisition, which is expected to occur during the first half of fiscal year 2024.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to the Company’s current expectations and views of future events. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this Form 6-K other than statements of historical fact, including, without limitation, statements about the expected timing of the proposed acquisition of NeoGames by Aristocrat, the satisfaction or waiver of any conditions to the proposed acquisition of NeoGames by Aristocrat, anticipated benefits, growth opportunities and other events relating to the proposed acquisition, and projections about the Company’s business and its future revenues, expenses and profitability should be considered forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law.

Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the risk that the proposed transactions may not be completed in a timely manner or at all, or that following the Continuation the Company may be required to reincorporate in Luxembourg, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the transactions on the Company’s business relationships, operating results, and business generally; expected benefits, including financial benefits, of the proposed transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Parent’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities; demands in the Company’s customer end markets and for the Company’s services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; potential negative changes in general economic conditions in the regions or the industries in which Parent and the Company operate; potential failure to meet the conditions set forth in the Business Combination Agreement; exposure to inflation, currency rates and other risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023,  and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. It is not possible for our management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company cautions you therefore against relying on these forward-looking statements, and it qualifies all of its forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.neogames.com.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com